Exhibit 99.1

Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

		March 31,	December 31,
(Stated in thousands of Canadian dollars)		2008	2007

ASSETS
Current assets:
Accounts receivable		$361,601	$256,616
Income tax recoverable		1,974	5,952
Inventory		8,826	9,255
		372,401	271,823

Income tax recoverable	(note 4)	58,092	–
Property, plant and equipment, net of accumulated depreciation		1,208,408	1,210,587
Intangibles, net of accumulated amortization		295	318
Goodwill		280,749	280,749
		$1,919,945	$1,763,477

LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities:
Bank indebtedness		$10,548	$14,115
Accounts payable and accrued liabilities		104,275	80,864
Distributions payable		16,349	36,470
		131,172	131,449

Long-term compensation plans		6,443	13,896
Long-term debt		213,507	119,826
Future income taxes		194,735	181,633
		545,857	446,804

Unitholders’ equity:
Unitholders’ capital	(note 3)	1,442,476	1,442,476
Contributed surplus		502	307
Deficit		(68,890)	(126,110)
		1,374,088	1,316,673
		$1,919,945	$1,763,477
Units outstanding (000s)		125,758	125,758

See accompanying notes to consolidated financial statements.

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Precision Drilling Trust

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

		Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)		2008	2007

Revenue		$342,689	$410,542
Expenses:
Operating		176,190	194,156
General and administrative		19,152	14,555
Depreciation and amortization		24,367	23,484
Foreign exchange		(1,258)	168
		218,451	232,363
Operating earnings		124,238	178,179
Interest:
Long-term debt		2,235	2,530
Other		46	27
Income		(85)	(118)
Earnings before income taxes		122,042	175,740
Income taxes:	(note 4)
Current		2,652	320
Future		13,124	17,353
		15,776	17,673
Net earnings		106,266	158,067
Deficit, beginning of period		(126,110)	(195,219)
Distributions declared		(49,046)	(71,682)
Deficit, end of period		$(68,890)	$(108,834)
Earnings per unit:
Basic		$0.85	$1.26
Diluted		$0.84	$1.26
Units outstanding (000s)		125,758	125,758
Weighted average units outstanding (000s)		125,758	125,758
Diluted units outstanding (000s)		125,777	125,758

See accompanying notes to consolidated financial statements

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Precision Drilling Trust

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

		Three months ended March 31,
(Stated in thousands of Canadian dollars)		2008	2007

Cash provided by (used in):
Operations:
Net earnings		$106,266	$158,067
Adjustments and other items not involving cash:
Long-term compensation plans		(469)	(2,461)
Depreciation and amortization		24,367	23,484
Future income taxes		13,124	17,353
Other		(22)	–
Changes in non-cash working capital balances		(85,959)	(40,145)
		57,307	156,298
Investments:
Purchase of property, plant and equipment		(23,468)	(55,702)
Proceeds on sale of property, plant and equipment		1,303	1,128
Increase in income tax recoverable	(note 4)	(55,185)	–
Changes in non-cash working capital balances		(904)	(9,643)
		(78,254)	(64,217)
Financing:
Distributions paid		(69,167)	(86,773)
Increase in long-term debt		93,681	6,810
Change in bank indebtedness		(3,567)	(12,118)
		20,947	(92,081)
Increase in cash and cash equivalents		–	–
Cash and cash equivalents, beginning of period		–	–
Cash and cash equivalents, end of period		$–	$–

See accompanying notes to consolidated financial statements

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Precision Drilling Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

NOTE 1. BASIS OF PRESENTATION

These interim financial statements for Precision Drilling Trust (the "Trust") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2007 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2007.

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended March 31, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

In February 2008, the Canadian Institute of Chartered Accountants issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section will be applicable to the Trust on January 1, 2009. The Trust is currently evaluating the impact of this new Section on its consolidated financial statements.

NOTE 2. SEASONALITY OF OPERATIONS

The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

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NOTE 3. UNITHOLDERS’ CAPITAL

(a)	Authorized - unlimited number of voting Trust units - unlimited number of voting exchangeable LP units

(b)	Units issued:

Trust units	Number	Amount

Balance, December 31, 2007	125,587,919	$1,440,543
Issued on retraction of exchangeable LP units	798	9
Balance March 31, 2008	125,588,717	$1,440,552

Exchangeable LP units	Number	Amount

Balance, December 31, 2007	170,005	$1,933
Redeemed on retraction of exchangeable LP units	(798)	(9)
Balance March 31, 2008	169,207	$1,924

Summary	Number	Amount

Trust units	125,588,717	$1,440,552
Exchangeable LP units	169,207	1,924
Unitholders' capital	125,757,924	$1,442,476

NOTE 4. INCOME TAXES

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at March 31 is as follows:

	Three months ended March 31,
	2008	2007

Earnings before income taxes	$122,042	$175,740
Federal and provincial statutory rates	30%	33%

Tax at statutory rates	$36,613	$57,994
Adjusted for the effect of:
Non-deductible expenses	(226)	554
Income to be distributed to unitholders, not subject to tax in the Trust	(22,884)	(41,166)
Other	2,273	291
Income tax expense	$15,776	$17,673
Effective income tax rate	13%	10%

The Trust received Notices of Reassessment from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004. As a result of the notices, the Trust was required to pay $36.1 million in taxes and $19.1 million in assessed interest during the first quarter of 2008 and $1.6 million in taxes and $1.3 million in assessed interest in 2007. The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. It is anticipated that the dispute will not be resolved within one year and has recorded the amount paid as a long-term receivable. No amounts related to the $58.1 million in reassessments have been expensed.

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NOTE 5. UNIT BASED COMPENSATION PLANS

(a) Officers and Employees
Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs.

During the first quarter of 2008 Precision issued 2,455 DTUs in lieu of cash distributions and redeemed 8,588 DTUs on employee resignations and employee withdrawals. As at March 31, 2008 $1.6 million is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the three months ended March 31, 2008 is an expense of $0.6 million.

(b) Executive
In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption. The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days following the ex-distribution date. As at March 31, 2008 $1.5 million is included in accounts payable and accrued liabilities and $3.0 million in long-term incentive plan payable for the 188,328 outstanding DTUs. Included in net earnings for the three months ended March 31, 2008 is an expense of $1.7 million.

(c) Non-management directors
In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of this unit based incentive plan is presented below:

Number
Outstanding

Balance, December 31, 2007	18,280
Granted	8,414
Issued as a result of distributions	234
Balance, March 31, 2008	26,928

For the three months ended March 31, 2008 the Trust expensed $195,000 as unit based compensation, with a corresponding increase in contributed surplus.

NOTE 6. CAPITAL MANAGEMENT

The Trust's strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Trust seeks to maintain a balance between the level of long-term debt and unitholders' equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. On an historical basis, the Trust maintained a conservative ratio of long-term debt to long-term debt plus equity. The Trust may occasionally need to increase these levels to facilitate acquisition or expansionary activities. As at March 31, 2008 and December 31, 2007 these ratios were as follows:

	March 31,	December 31,
	2008	2007

Long-term debt	$213,507	$119,826
Unitholders' equity	1,374,088	1,316,673
Total capitalization	$1,587,595	$1,436,499
Long-term debt to long-term debt plus equity	0.13	0.08

6  N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

On December 15, 2006 the Minister of Finance (Canada) issued guidelines establishing "normal growth" limitations designed to limit the ability of a trust to issue equity (including convertible debentures or other equity substitutes) that exceeds certain specified percentages of the market capitalization of a trust on October 31, 2006. The normal growth limitation is cumulative in nature to the extent not taken and for the year ended December 31, 2008 the Trust's normal growth limitation will be about $2.4 billion. Precision will be a specified investment flow-through ("SIFT") trust, subject to the SIFT tax rules, on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines.

The Trust is bound by a debt covenant requiring the Trust to maintain a ratio of total liabilities to total equity of 1:1. The Trust monitors this ratio to ensure compliance.

There were no changes in the Trust's approach to capital management during the quarter.

NOTE 7. CONTINGENT LIABILITY

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust's interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount payable, before interest and penalties, could be up to $264 million.

NOTE 8. SEGMENTED INFORMATION

The Trust operates primarily in Canada, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended March 31, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$242,365	$104,720	$–	$(4,396)	$342,689
Operating earnings	100,881	33,865	(10,508)	–	124,238
Depreciation and amortization	15,168	8,276	923	–	24,367
Total assets	1,370,904	471,542	77,499	–	1,919,945
Goodwill	172,440	108,309	–	–	280,749
Capital expenditures	19,603	3,772	93	–	23,468

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended March 31, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$280,895	$133,206	$–	$(3,559)	$410,542
Operating earnings	132,735	51,815	(6,371)	–	178,179
Depreciation and amortization	12,610	9,983	891	–	23,484
Total assets	1,278,902	518,047	29,049	–	1,825,998
Goodwill	172,440	108,309	–	–	280,749
Capital expenditures	49,896	5,444	362	–	55,702

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Precision Drilling Trust

UNITHOLDER INFORMATION

STOCK EXCHANGE LISTINGS	ACCOUNT QUESTIONS
Units of Precision Drilling Trust are listed on the Toronto	Precision’s Transfer Agent can help you with a variety of
Stock Exchange under the trading symbol PD.UN and	unitholder related services, including:
on the New York Stock Exchange under the trading
symbol PDS.	■ Change of address
■ Lost unit certificates
Q1 2008 TRADING PROFILE	■ Transfer of trust units to another person
Toronto (TSX: PD.UN)	■ Estate settlement

High: $24.00
Low: $15.13	You can contact Precision’s Transfer Agent at:
Close: $23.90
Volume Traded: 36,824,510	Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario M5J 2Y1
New York (NYSE: PDS)	Canada
High: US$23.53	Telephone: 1-800-564-6253
Low: US$15.10	(toll free in Canada and the United States)
Close: US$23.20
Volume Traded: 39,091,478	1-514-982-7555
(international direct dialing)

TRANSFER AGENT AND REGISTRAR	Email: service@computershare.com
Computershare Trust Company of Canada
Calgary, Alberta	ONLINE INFORMATION
To receive news releases by email, or to view this interim
TRANSFER POINT	report online, please visit the Trust’s website at
Computershare Trust Company NA	www.precisiondrilling.com and refer to the Investor
Denver, Colorado	Relations section. Additional information relating to the
Trust, including the Annual Information Form, Annual
Report and Management Information Circular has been
filed with SEDAR and is available at www.sedar.com.

ESTIMATED INTERIM RELEASE DATES
2008 Second Quarter – July 23, 2008
2008 Third Quarter – October 23, 2008
2008 Fourth Quarter – February 12, 2009

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Precision Drilling Trust

CORPORATE INFORMATION

HEAD OFFICE	OFFICERS
Precision Drilling Trust	Kevin A. Neveu
4200, 150 – 6th Avenue SW	Chief Executive Officer
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500	Gene C. Stahl
Facsimile: 403-264-0251	President and Chief Operating Officer
Email: info@precisiondrilling.com
www.precisiondrilling.com	Douglas J. Strong
Chief Financial Officer

Darren J. Ruhr
TRUSTEES	Vice President, Corporate Services
Robert J. S. Gibson	and Corporate Secretary
Allen R. Hagerman, FCA
Patrick M. Murray	Kenneth J. Haddad
Vice President, Business Development

DIRECTORS	Joanne L. Alexander
W.C. (Mickey) Dunn	Vice President and General Counsel
Brian A. Felesky, CM, Q.C.
Robert J. S. Gibson	LEAD BANK
Allen R. Hagerman, FCA	Royal Bank of Canada
Stephen J.J. Letwin	Calgary, Alberta
Patrick M. Murray
Kevin A. Neveu	AUDITORS
Frederick W. Pheasey	KPMG LLP
Robert L. Phillips	Calgary, Alberta

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